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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                            LIBERTY MEDIA CORPORATION
                            -------------------------
                                (NAME OF ISSUER)


1. Liberty Media Corporation Series A Common Stock, par value $0.01 per share ("Series A Common Stock").

2. Liberty Media Corporation Series B Common Stock, par value $0.01 per share ("Series B Common Stock").
                            -------------------------
                         (TITLE OF CLASS OF SECURITIES)


1.   Series A Common Stock:                                          530 718 105

2.   Series B Common Stock:                                          530 718 204
                            -------------------------
                                 (CUSIP NUMBER)


                             Raymond L. Sutton, Jr.
                              Baker & Hostetler LLP
                        303 East 17th Avenue, Suite 1100
                             Denver, Colorado 80203
--------------------------------------------------------------------------------
 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)


                                     11/22/02
                            -------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                   CUSIP Nos.
--------------------------------------------------------------------------------
Series A Common Stock:                                               530 718 105
Series B Common Stock:                                               530 718 204
--------------------------------------------------------------------------------
1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)
     Magness Securities, LLC
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) / /
     (b) /X/
--------------------------------------------------------------------------------
3)   SEC Use Only
--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions)          OO
--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization        Colorado
--------------------------------------------------------------------------------
 Number of Shares        7)   Sole Voting Power
                                   Series A Common Stock         23,657,828(1)
   Beneficially                    Series B Common Stock         16,224,072
                         -------------------------------------------------------
  Owned by Each          8)   Shared Voting Power
                                   Series A Common Stock                  0
 Reporting Person                  Series B Common Stock                  0
                         -------------------------------------------------------
       With              9)   Sole Dispositive Power
                                   Series A Common Stock         23,657,828(1)
                                   Series B Common Stock         16,224,072
                         -------------------------------------------------------
                         10)  Shared Dispositive Power
                                   Series A Common Stock                  0
                                   Series B Common Stock                  0
--------------------------------------------------------------------------------
                         11)  Aggregate Amount Beneficially
                              Owned by Each Reporting Person
                                   Series A Common Stock         23,657,828(1)
                                   Series B Common Stock         16,224,072
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11)
          0.95% of Series A Common Stock
          7.65% of Series B Common Stock
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions)    OO
--------------------------------------------------------------------------------

(1) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. SEE Item 5 below. The numbers of shares of Series A Common Stock shown in rows 7 through 11 above assume that the shares of Series B Common Stock shown in rows 7 through 11 above have been converted into shares of Series A Common Stock.


                                       2
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ITEM 1. SECURITY AND ISSUER

     No Change.

ITEM 2. IDENTITY AND BACKGROUND

     No Change

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     On October 31, 2002 Liberty Media Corporation (the "Company") issued for no additional consideration to each holder of its Series A and B Common Stock, .04 subscription rights for each share of Common Stock held. Each whole right ("Right") entitled its holder to purchase one share of Series A Common Stock at a price of $6.00. The reporting person used funds generated from the sales of Series A Common Stock described in Item 4 to exercise its Rights and acquire the underlying shares of Series A Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

     On October 31, 2002, the reporting person received 933,862 Rights as a result of his beneficial ownership of Series A and B Common Stock. On November 22, 2002, the reporting person sold 622,574 shares of Series A Common Stock for $6,500,980. On December 2, 2002, the reporting person exercised all of its Rights, paid to the Company $5,603,172 and received in exchange 933,862 shares of Series A Common Stock.

     The reporting person has no present plan or proposal that relates to or would result in:

     (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Company;

     (f) any other material change in the Company's business or corporate structure;

     (g) changes in the Company's certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;

     (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

                                       3
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     (j) any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) The aggregate number and percentage of Company securities beneficially owned by the reporting person are as follows:

                                        Amount and Nature of          Percent of Class
Title of Class                          Beneficial Ownership               Power(1)
--------------                          --------------------          -----------------
Series A Common Stock                       23,657,828(2)(3)                 0.95%
Series B Common Stock                       16,224,072(3)                    7.65%

(1) Based on 2,476,865,500 shares of Series A Common Stock, and 212,045,128 shares of Series B Common Stock. Assumes issuance of all 103,426,000 shares of Series A Common Stock offered in the Company's subscription rights offering.

(2) Series B Common Stock is convertible at any time on a one-for-one basis into Series A Common Stock. The numbers of shares of Series A Common Stock shown in this Item 5 assume that the shares of Series B Common Stock have been fully converted into shares of Series A Common Stock.

(3) Each share of Series B Common Stock is entitled to 10 votes per share and each share of Series A Common Stock is entitled to one vote per share.


     (b) The following indicates for the reporting person the number of shares of Company securities as to which there is sole or shared power to vote or dispose of the shares:

                                                            Shared Voting
Class of Security                  Sole Voting Power            Power
-----------------                  -----------------        -------------
Series A Common Stock                  23,657,828                    0
Series B Common Stock                  16,224,072                    0

                                   Sole Dispositive              Shared
Class of Security                       Power               Dispositive Power
-----------------                  ----------------         -----------------
Series A Common Stock                  23,657,828                    0
Series B Common Stock                  16,224,072                    0

     (c) The transactions described in Item 4 are the only transactions effected during the last sixty days by the person named in Item 5(a) above.

     (d) No person is known by the reporting person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company securities identified in this Item 5.

     (e) Not Applicable

                                       4
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER

     No Change

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     No Change

                                       5
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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  12/9/02


MAGNESS SECURITIES, LLC


/s/ Kim Magness
--------------------------
By: Kim Magness, Manager